Exhibit 99.1
Press Release
VTTI ENERGY PARTNERS LP REPORTS PRELIMINARY FINANCIAL RESULTS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2016
LONDON, November 8, 2016 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its preliminary financial results for the third quarter ended September 30, 2016.
Highlights

•
Generated operating income and net income of $30.9 million and $21.0 million, respectively, for the third quarter of 2016, compared to operating income and net income of $39.7 million and $27.4 million, respectively, for the third quarter of 2015. As previously indicated, the third quarter of 2015 benefited from a non-recurring revenue item of approximately $9 million.

•
Completed the acquisition of an additional 8.4% equity interest in VTTI MLP B.V. and associated pro-rata net debt from VTTI MLP Partners B.V. for cash consideration of $96.2 million on September 1, 2016.

•
Declared a cash distribution to unitholders of $0.3281 per unit with respect to the third quarter of 2016, representing a quarter-on-quarter increase of 2.4% and equivalent to $1.3124 per unit on an annualized basis. The implied distribution coverage ratio was 0.90x, or 1.03x on a pro forma basis assuming the full quarter benefit of the additional 8.4% equity interest in VTTI MLP B.V.

Financial and Operating Results Overview
The underlying financial performance of VTTI for the third quarter ended September 30, 2016 exceeded the performance of the Partnership during the second quarter ended June 30, 2016.
Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “VTTI continues to perform consistently with another strong financial and operating performance this quarter. Our coverage ratio was negatively impacted by the timing of the recent dropdown but our distribution coverage target remains 1.10x and we expect to meet that in the fourth quarter of 2016.”
Total operating income for the third quarter ended September 30, 2016, was $30.9 million while net income was $21.0 million compared to total operating income of $39.7 million and net income of $27.4 million for the third quarter of 2015, which benefited from a non-recurring revenue item of approximately $9 million. Adjusted EBITDA(1) for the third quarter ended September 30, 2016, was $48.6 million, compared to $57.4 million for the third quarter of 2015. The Partnership generated $13.9 million of distributable cash flow(1) for the third quarter ended September 30, 2016, compared to distributable cash flow of $17.8 million for the third quarter of 2015, again the difference being driven by the aforementioned non-recurring revenue item.

(1) Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.
Cash Distribution
On October 24, 2016, the Board declared a quarterly cash distribution of $0.3281 per unit with respect to the third quarter of 2016, equivalent to $1.3124 per unit on an annualized basis and representing a 2.4% increase on the quarterly cash distribution of the second quarter 2016. The implied distribution coverage ratio was 0.90x, or 1.03x on a pro forma basis assuming the full quarter benefit of the additional 8.4% equity interest in VTTI MLP B.V.
The cash distribution will be paid on November 14, 2016, to unitholders of record as of the close of business on November 4, 2016.
Financing and Liquidity
As of September 30, 2016, the Partnership had cash and cash equivalents of $39.8 million and total unaffiliated debt outstanding of $560.1 million (excluding restricted cash and debt held by affiliates). As of September 30, 2016, there was an undrawn amount of approximately $218 million available under our €300 million revolving credit facility.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.
Outlook
Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “Although we have seen an increase in commodity price volatility in this quarter, the international storage market remains supportive of international storage demand. We are pleased to announce a number of significant new expansion projects this quarter, primarily at the VTTI B.V. level, and we intend to continue this growth trend going forwards.”
About VTTI Energy Partners LP
VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements often include the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. In addition to other factors described herein that could cause VTTI’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect VTTI’s ability to meet its distribution growth guidance. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities and debt agreements, including expected compliance and effect of restrictive covenants in such facilities and debt agreements; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20-F which was filed with the United States Securities and Exchange Commission on April 29, 2016 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.
Contacts
VTTI Energy Partners LP
Robert Abbott, Chief Financial Officer
+44 20 3772 0110
Hill + Knowlton Strategies New York,
Peter Poulos
+1 212 885 0588
Hill + Knowlton Strategies Amsterdam,
Tanno Massar
+31 20 4044707
SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENT OF OPERATIONS
Three months ended September 30, 2016 and 2015
(in US$ millions)

	Three Months Ended September 30,	Three Months Ended September 30,
	2016	2015
Revenues, third parties	24.3	19.3
Revenues, affiliates	53.2	55.0
Total revenues	77.5	74.3
Operating costs and expenses:
Operating costs	19.8	18.3
Depreciation and amortization	18.3	17.5
Selling, general and administrative	8.4	8.1
Disposal of property, plant and equipment	0.1	—
Total operating expenses	46.6	43.9
Other operating income	—	9.3
Total operating income	30.9	39.7
Other income/(expense):
Interest expense, including affiliates	(6.4)	(3.6)
Other finance expense	(0.4)	(0.5)
Gain/(loss) on foreign currency transactions	1.2	2.9
Gain/(loss) on derivative financial instruments	(2.0)	(2.2)
Total other income/(expense), net	(7.6)	(3.4)
Income before income tax expense	23.3	36.3
Income tax expense	(2.3)	(8.9)
Net income	21.0	27.4
Non-controlling interest	(13.8)	(18.3)
Net income attributable to VTTI Energy Partners LP Owners	7.2	9.1

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
as of September 30, 2016 and December 31, 2015
(in US$ millions)

	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	39.8	55.9
Restricted cash	2.3	3.0
Trade accounts receivable	4.9	4.7
Affiliates	21.3	16.4
Other receivables and current assets	15.8	12.7
Prepaid expenses	2.5	1.2
Derivative assets	8.3	11.0
Total current assets	94.9	104.9
Non-current assets:
Long-term receivables	1.0	1.0
Long-term prepaid expenses	20.8	21.7
Deferred tax assets	26.8	28.3
Property, plant and equipment	1,225.7	1,227.2
Intangible assets, net	35.6	35.2
Goodwill	112.3	110.2
Derivative assets	14.2	22.9
Total non-current assets	1,436.4	1,446.5
Total assets	1,531.3	1,551.4
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	15.4	19.7
Affiliates	14.8	10.2
Current installments of long-term debt, affiliates	7.5	8.9
Derivative liabilities	6.4	5.1
Other liabilities and accrued expenses	26.0	33.3
Total current liabilities	70.1	77.2
Non-current liabilities:
Long-term debt	560.1	541.6
Derivative liabilities	4.5	5.8
Long-term debt, affiliates	137.4	141.3
Post-retirement benefit and post-employment obligation	10.1	9.6
Environmental provisions	19.7	19.8
Deferred tax liabilities	78.3	65.8
Other long-term liabilities	17.0	16.2
Total non-current liabilities	827.1	800.1
Total liabilities	897.2	877.3
Equity:
Total equity	634.1	674.1
Total liabilities and equity	1,531.3	1,551.4

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, other finance expense, gain (loss) on foreign currency transactions and gain (loss) on derivative financial instruments, as further adjusted to reflect realized cash gains on forward foreign exchange contracts, certain other non-cash, non-recurring items, and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI B.V.
Adjusted EBITDA is a non-GAAP financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.
We believe that the presentation Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
The following table reconciles net income to Adjusted EBITDA for the third quarters ended September 30, 2016 and 2015.

(in US$ millions)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015
Net income	21.0	27.4
Interest expense, including affiliates	6.4	3.6
Income tax expense	2.3	8.9
Depreciation and amortization	18.3	17.5
Other finance expense	0.4	0.5
Gain/(loss) on foreign currency transactions	(1.2)	(2.9)
Gain/(loss) on derivative financial instruments	2.0	2.2
Realized cash gains on forward foreign exchange contracts	2.3	2.4
Non-cash PP&E disposals and write-offs	0.1	—
Non-cash stock based compensation	0.1	—
EBITDA attributable to Affiliate	(3.1)	(2.2)
Adjusted EBITDA	48.6	57.4

Distributable Cash Flow (“DCF”)
In determining the amount of cash to distribute to our unitholders, the Board of Directors of our general partner evaluates the amount of distributable cash flow. As used by the Board of Directors, distributable cash flow represents Adjusted EBITDA after considering certain period cash payments including maintenance capital expenditures, certain period cash receipts and other reserves established by the Partnership.
Maintenance capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Cash interest expense includes interest expense attributable to our Senior Unsecured Notes, VTTI Operating Revolving Credit Facility, Related Party MLP Loan Agreement (as defined in our Annual Report filed on Form 20-F on April 29, 2016), periodic cash settlement amounts for interest rate swap derivative financial instruments and other cash finance expenses.
Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP.
The table below reconciles Adjusted EBITDA to distributable cash flow for the third quarters ended September 30, 2016 and 2015.

(in US$ millions)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015
Adjusted EBITDA	48.6	57.4
Cash interest expense	(7.3)	(4.6)
Cash income tax expense	—	—
Maintenance capital expenditures	(4.7)	(3.4)
Cash environmental remediation payments	(0.3)	(0.6)
Non-cash lease expense	1.0	1.0
Change in deferred income	(0.5)	(0.5)
Harbor fees cash receipt	—	(0.3)
Non-cash revenue adjustments	(0.4)	—
Cash flow attributable to non-controlling interest	(22.5)	(31.2)
Distributable cash flow	13.9	17.8
Total distribution	15.5	12.0
Coverage ratio	0.90	x	1.48	x